Exhibit 99.3

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2014

January 27, 2015

TABLE OF CONTENTS

PRELIMINARY INFORMATION	2
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES	8
RISK FACTORS	32
CAPITAL STRUCTURE	38
MARKET FOR SECURITIES	38
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	40
DIRECTORS AND OFFICERS	40

INFORMATION ON THE AUDIT COMMITTEE	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
TRANSFER AGENTS AND REGISTRARS	45
MATERIAL CONTRACTS	45
INTERESTS OF EXPERTS	45
ADDITIONAL INFORMATION	46
SCHEDULE A CHARTER OF THE AUDIT COMMITTEE	47

PRELIMINARY INFORMATION

All information contained in this annual information form (the “AIF”) of Quest Rare Minerals Ltd. (the “Corporation” or “Quest”) is as at January 27, 2015, unless otherwise stated.

Financial Statements

This AIF should be read in conjunction with the Corporation’s audited financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2014. The audited financial statements and management’s discussion and analysis of the Corporation for the fiscal year ended October 31, 2014 are available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

Certain of the information contained in this AIF may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under “General Development of the Business” or “Business of the Corporation and Description of Properties”. In this AIF, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in this AIF under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this AIF to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

CORPORATE STRUCTURE

Quest was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation – Corporation Uranium Quest”. On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. – Minéraux Rares Quest Ltée”.

The Corporation’s head and registered office is at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7.

The Corporation has one wholly-owned subsidiary, QTM Extraction Ltd. (“QTM”), a corporation incorporated on September 4, 2013 pursuant to the Canada Business Corporations Act.

The Corporation’s shares are listed for trading on NYSE MKT and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

GENERAL DEVELOPMENT OF THE BUSINESS

Quest is a Canadian-based corporation with the objective of becoming an integrated rare earth mining and processing company. Quest is focused on the exploration and development of new rare earth element (“REE”) deposit opportunities. It is led by a team with impressive depth of experience in exploration, mining and metallurgical processing. The Corporation is currently advancing a project in one of Canada’s premier exploration areas, the Strange Lake region of northeastern Québec, and has announced plans for a major hydrometallurgical processing facility in Bécancour, Québec.

The Strange Lake Story

On May 8, 2009, the Corporation entered into an agreement with two prospectors, Messrs. Réal Gauthier and Terrence P. O’Connor, to acquire a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property” or “Strange Lake Project”). Pursuant to the agreement, the Corporation issued

50,000 common shares to the vendors. In addition, the vendors hold a 2.0% net smelter return (NSR) on the Strange Lake Property, which the Corporation can purchase in full for $1.5 million. The Strange Lake Property initially comprised a total of 504 claims in Québec, covering an area of 22,479 hectares. During the fiscal year ended October 31, 2014, 293 claims covering 13,113 hectares were allowed to lapse as the Corporation continued to focus its activities on the main area of interest on the property. The Strange Lake Property is located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine. The Corporation believes that the Strange Lake Property has the potential to be a large, high-grade heavy rare earth (“HREE”) mining project.

The Corporation’s 2009 exploration program led to the discovery of a promising new REE deposit, the B-Zone, on the Strange Lake Property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit, using results from drilling completed during the 2009 field season. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a Pre-feasibility Study program on the Strange Lake Property in 2011.

In December 2012, the Corporation completed an updated mineral resource estimate on the Strange Lake B-Zone deposit using subsequent exploration and in-fill drilling conducted by the Corporation in 2012. In October 2013, the Corporation announced the results of a Pre-feasibility Study (“PFS”) on the Strange Lake Project B-Zone, followed in April 2014 by the announcement of the results of a Preliminary Economic Assessment (“PEA”) on the Strange Lake Project B-Zone prepared by Micon International Limited, based on Quest’s revised development plan for the Strange Lake B-Zone Project. See “Preliminary Economic Assessment” and “Preliminary Economic Assessment (PEA) Results” below.

Exploration Strategy

Exploration work on the Strange Lake Project has been focused on the Strange Lake B-Zone REE deposit discovered by the Corporation in 2009 and on additional REE showings identified by the Corporation’s crews on the Strange Lake Property.

The Corporation’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake Project development work, Quest continues to build its rare earth and rare metal mine development team.

Preliminary Economic Assessment

In April 2014, the Corporation announced the results of the PEA on the Strange Lake Project B-Zone, which includes a revised economic assessment of the mine facilities and the related processing facility in Bécancour, Québec. The PEA shows a robust internal rate of return of 20.1% pre-tax and 16.7% post-tax with a net present value of $1.42 billion pre-tax and $788 million post-tax with a 10% discount rate. The PEA is available under the Corporation’s profile at www.sedar.com and on EDGAR at www.sec.gov.

The assessment is based on a minimum mine life of 30 years and a total project construction capital cost of $1.63 billion. The PEA confirmed the business case for the Strange Lake B-Zone deposit as a large, high-grade HREE mining project. It also confirmed the potential for the planned processing facility in Bécancour, Québec, which would be the largest facility of its kind in North America. The PEA provides that the Strange Lake Project will employ a total of 689 employees, comprised of 306 employees at the mine site, 342 at the processing plant in Bécancour, Québec and 41 for general administration. The PEA provides that construction of the project is scheduled to start in 2017 for expected delivery of the first product in 2019.

Preliminary Economic Assessment (PEA) Results

The PEA includes a revised development plan for the Strange Lake Project, which significantly reduces the market, operational and financial risks of the Strange Lake Project. The PEA estimates construction capital costs of approximately $1.321 billion (excluding the rare earth separation plant), a decrease of an approximately $1.23 billion in construction capital from the PFS published by the Corporation in October 2013, and savings of $182 million in sustaining capital. These anticipated improvements will be further evaluated during the definitive Feasibility Study initiated in 2015.

The PEA further implements several of the process improvements identified in the PFS and verified by exhaustive lab testing in January 2014. The development plan outlined in the PEA significantly reduces required capital expenditures, simplifies the process flowsheet, and reduces the project environmental footprint, all of which should enhance the long-term potential viability of the Strange Lake Project. The Corporation believes that this “Made-in-Canada” project has the potential to provide an important base for establishing a major new North American industrial sector of global importance, and could help to address the market demand for non-Chinese supply of these elements, which are critical to industry in the 21st century.

Strategic Importance of Project

The integrated Strange Lake mining and processing project dovetails with both Canadian federal and Québec provincial industrial strategies. Quest believes that strategic North American industries from defense to automotive (electric cars) to wind turbines will welcome a stable source of rare earth product. The Corporation offers a major high-technology industrial opportunity for Québec and Canada with the potential for employing many highly-skilled technical and engineering employees. In the Corporation’s view, the compelling net present value of the Strange Lake Project and expected significant amount of product output from Quest’s plant support the required capital investment. The Corporation believes that the full suite of products, considerable output level and lengthy project mine life will provide key customers with a significant advantage—the stability of North American supply. Market demand for non-Chinese supply of these critical industrial materials continues to grow and Quest’s strategy is to ultimately meet that demand.

Industry Partnerships

The Corporation has begun discussions aimed towards establishing industry partnerships with rare earth separation/refining companies. Under such partnerships, the Corporation would acquire separation technology and the related intellectual property and the partner in return would assist in the process of building the separation facility at Bécancour, Québec. The PEA assumes that a separation plant is built at the same time as the metallurgical plant.

Further Operational Improvements

Quest has identified a number of additional operational improvements to the base case assumptions presented in the PEA, which are intended to further reduce project capital and operating costs and increase product yields.

1.	Strategic Business Plans

The PEA assumes that the Corporation will execute and operate all aspects of the Strange Lake Project within a single corporation. However, the Corporation recognizes that there may be certain financial advantages to structuring the Strange Lake Project in separate corporate entities. These entities would include a mining company, a transport and logistics company, a materials-processing company and a separation and refining company, either as wholly-owned subsidiaries of the Corporation or as joint ventures with industrial partners. There are a number of potential advantages to such an arrangement, including the opportunity to partner with specialized processing or transportation and logistics providers.

In addition, the PEA assumes the construction of a port facility (along with storage and accommodation facilities) in northern Labrador. There is an opportunity to share with an existing port facility nearby and preliminary discussions to this end are ongoing. The capital cost of the port is estimated at $85 million (including indirect and contingency costs).

2.	Process Improvements

There are a number of process improvements in the baking, leaching and direct precipitation processes which are currently being investigated and tested at SGS in Lakefield, Ontario. These would further lower throughput times and operating costs as well as capital requirements in the metallurgical plant.

In addition, an investigation of sensor ore–sorting, based on radiometric and photometric characteristics of the mineralized material, is being carried out at the Helmholtz Institute for Resource Technology in Germany. If successful, such sorting could be installed at the Strange Lake Property site and represent further improvement to the project flowsheet.

In the event that all of these potential plans are successfully executed, the initial capital requirement for the Strange Lake Project could be reduced to less than $1 billion. In addition, the development plan is sufficiently flexible to allow for expansion of production capacity to meet future demand for rare earths.

Three-Year History

Fiscal Year Ended October 31, 2012

On March 1, 2012, the common shares of the Corporation commenced trading on the Toronto Stock Exchange, under the symbol “QRM”. Prior thereto, the common shares of the Corporation had traded on the TSX Venture Exchange.

On May 15, 2012, the Board of Directors appointed Colin Lindsay as Vice-President, Operations of the Corporation.

On October 31, 2012, the Corporation announced a revised National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant indicated and inferred resource estimate for the Strange Lake B-Zone rare earth element deposit. The estimate was prepared by Micon International Limited and has an effective date of August 31, 2012. On December 17, 2012, the Corporation filed the report, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate”, on SEDAR.

In recognition of the importance that the resource estimate had on the potential economic outcome of the Strange Lake project, the Corporation also announced on October 31, 2012 that it had hired Mr. Gunter Thase, a 41-year veteran in the international marketing of specialty metals and industrial minerals, as the Corporation’s Manager, Metals & Marketing.

Fiscal Year Ended October 31, 2013

On December 7, 2012, the Board of Directors appointed George Potter (chairman), Ronny Kay, John Panneton and Michael Pesner to the Technical Committee of the Board of Directors.

On February 13, 2013, the Board of Directors appointed Anil Singh as Vice-President, Investor & Corporate Affairs of the Corporation.

On May 24, 2013, the Board of Directors appointed Dr. Dirk Naumann as Vice-President, Development of the Corporation. Dr. Naumann has 30 years of experience in designing new products and processes, and managing numerous capital projects from inception through engineering and construction to successful market launch. He manages all Strange Lake Project activities, including the delivery of the PFS and definitive Feasibility Study, and negotiation of strategic partnerships and product off-take agreements. Quest believes that Dr. Naumann’s extensive experience greatly enhances Quest’s capacity to move the Strange Lake Project forward towards viable production.

On July 9, 2013, the Corporation entered into a non-binding Letter of Intent (“LOI”) with TAM Ceramics Group of NY, LLC (“TAM”), a leading U.S.-based marketer and manufacturer of zirconia chemical products. The LOI specified that TAM would agree to purchase from the Corporation up to 24,000 tonnes of zirconia annually produced from the Strange Lake Project, and that the Corporation would deal exclusively with TAM for the sale of this quantity of product. The purchase and sale of zirconia contemplated by the LOI was subject to the execution of a definitive agreement between the Corporation and TAM, to be entered into no later than December 31, 2014. Due to a change in Quest’s flowsheet, zirconium basic sulphate will not be produced, although the extraction of zirconium from the processing residues may be developed in the future. Accordingly, Quest allowed the letter of intent with TAM to expire as at December 31, 2014.

On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 “flow-through” shares at a price of $0.55 per share, for gross proceeds to Quest of $2,235,948, and 1,012,000 “hard-dollar” units at a price of $0.50 per unit, for gross proceeds to Quest of $506,000. The total gross proceeds from the private placement were $2,741,948. Each of the “hard-dollar” units was comprised of one common share and one-half of a common share purchase warrant. Each of the full warrants entitles its holder to acquire one additional common share of the Corporation at a price of $0.80 until January 25, 2015, 18 months from the closing date of the private placement. In connection with the private placement, the Corporation granted compensation options to Jones, Gable and Company Limited and other selling agents, entitling them to acquire a maximum of 203,094 common shares at a price of $0.50 per share until January 25, 2015, 18 months from the closing date of the private placement. None of the foregoing warrants or compensation options were exercised prior to their expiry date of January 25, 2015.

On September 11, 2013, the Corporation entered into a loan facility with Investissement Québec, as amended on October 15, 2013 and May 7, 2014 (the “Loan Facility”), pursuant to which the Corporation can borrow up to $4,338,793, representing a proportion of the Corporation’s estimated 2012 Québec Resource Tax Credits (“QRTC”) relating to certain eligible exploration expenditures incurred in Québec. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of: (a) November 30, 2014, or (b) upon receipt by the Corporation of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – 8.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2013, a deed of hypothec in the amount of $4,338,793 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first-ranking hypothec on the Corporation’s present and future tax credits. As at October 31, 2014, the full amount of $4,333,793 has been drawn down under the Loan Facility. On November 27, 2014, the Corporation received $4,168,780 from Revenu Québec for the 2012 QRTC. The payment was made directly to Investissement Québec and applied against the Loan Facility balance. The remaining balance of the Loan Facility in the amount of $170,013 was settled in full by the Corporation on November 28, 2014. On December 4, 2014, Investissement Québec revoked the letter of credit and released all hypothecs pursuant to the Loan Facility.

On October 23, 2013, the Corporation announced the results of the PFS on the Strange Lake Project B-Zone. Major contributors to the PFS were Micon International Limited, Process Research Ortech Inc., AECOM, Hatch Associates Ltd., Hazen Research Inc., SLR Consulting Ltd. and RPC. The PFS shows a robust internal rate of return of 25.6% pretax with a net present value of $2.9 billion with a 10% discount rate. The PFS is based on a minimum mine life of 30 years and a total project construction capital cost of $2.57 billion. The project aims to produce four separated products: a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. The PFS provides that construction of the project is scheduled to start in 2016 for expected completion and commissioning in 2017 and delivery of the first product the following year.

Fiscal Year Ended October 31, 2014

On November 5, 2013, the Corporation announced that its $1.3 billion processing facility would be located in Bécancour Industrial Park, Québec. In connection therewith, QTM signed an option agreement with La Société du Parc Industriel et Portuaire de Bécancour, pursuant to which QTM has an option to purchase a property for the construction of a hydrometallurgical plant. Upon completion, it would be the largest facility of its kind in North America. More than 500 Quebecers would be employed during the construction phase and more than 300 full-time jobs would be created once the plant is operational. In keeping with its commitment to openness and transparency, the Corporation established a Quest-Bécancour monitoring committee and has invited community leaders as well as representatives from the Bécancour region and local Aboriginal leaders to participate.

On December 6, 2013, the Corporation filed a report, entitled “NI 43-101 Technical Report on the Pre-Feasibility Study for the Strange Lake Property Quebec, Canada”, on SEDAR and EDGAR.

On January 21, 2014, the Board of Directors appointed Dr. Dirk Naumann as Executive Vice-President, Development of the Corporation.

On April 9, 2014, the Corporation announced the results of the PEA prepared by Micon International Limited, based on Quest’s revised development plan for the Strange Lake B-Zone Project. On the same day, Quest filed the report, entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property Quebec, Canada”, on SEDAR and EDGAR. See “Preliminary Economic Assessment” and “Preliminary Economic Assessment (PEA) Results” above.

On May 1, 2014, Pierre Lortie was appointed to the Board of Directors of the Corporation. Mr. Lortie is a Senior Business Advisor at Dentons, a major international law firm. He is a director of Element Financial Corporation, Canam Group Inc., and Lamêlée Iron Ore Ltd. Mr. Lortie joined Dentons after a distinguished career as a corporate leader, serving as President and Chief Operating Officer of Bombardier Transportation, President and Chief Operating Officer of Bombardier Capital, President and Chief Operating Officer of Bombardier International, and President of Bombardier Aerospace, Regional Aircraft. He was Chairman, President and Chief Executive Officer of Provigo Inc., President and Chief Executive Officer of the Montreal Stock Exchange and a Senior Partner of Secor Inc. Mr. Lortie received an M.B.A. with honours from the University of Chicago, a license in applied economics from Université Louvain in Belgium, and a Bachelor’s degree in applied sciences (engineering physics) from Université Laval in Québec City. He was awarded a Doctorate Honoris Causa in civil law from Bishop’s University, Lennoxville, Québec. He was elected Fellow of the Canadian Academy of Engineering in 1988 and he was appointed Member of the Order of Canada in 2001. Mr. Lortie holds the ICD.D designation granted by the Institute of Corporate Directors.

On June 4, 2014, the Corporation filed a preliminary short form prospectus for a new issue of units in each of the provinces of Canada, for proceeds of up to $5 million.

On July 17, 2014, the Corporation held the closing of the foregoing new issue of units at which Quest issued 11,025,485 units at a price of $0.27 per unit, for gross proceeds to Quest of approximately $3 million. Each unit was comprised of one common share and one common share purchase warrant of Quest. Each warrant entitles its holder to purchase one additional Quest common share at a price of $0.40 for 36 months from the closing date of the offering. The net proceeds from the offering were used by Quest primarily towards a feasibility study on the Strange Lake Project, and for working capital. The warrants issued by Quest were listed on the Toronto Stock Exchange under the stock symbol “QRM.WT”. The offering was completed through a syndicate of agents co-led by GMP Securities L.P. and Desjardins Securities Inc. and including Maison Placements Canada Inc. and Jones, Gable & Company.

On September 4, 2014, Quest announced greatly-improved production of a high-purity rare earth and yttrium oxide concentrate from its new and substantially-improved process flowsheet outlined in the April PEA press release for the Strange Lake Project. The mixed rare earth oxide was produced as part of Quest’s ongoing metallurgical testing program at SGS Mineral Services – Lakefield site, and represents the successful completion of the majority of the bench-scale testing for the improved process.

On September 8, 2014, the Corporation appointed Pierre Lortie as Chairman of the Board of Directors. The appointment of Pierre Lortie followed the resignation of Robert L. Leclerc as Chairman of the Board and as a director of Quest, for personal reasons. Mr. Leclerc served as Quest’s Chairman since 2010.

On September 12, 2014, QTM entered into an option and lease agreement under which QTM has the right to purchase a piece of land in Bécancour, Québec to build a rare earth production facility for the ore from the Strange Lake Property. The option is for a period of three years from March 1, 2015 and can be extended by QTM indefinitely in increments of one year each. QTM can cancel the option and lease agreement at any time after March 1, 2016. In connection with the option and lease agreement, Quest issued 250,000 common shares.

On September 30, 2014, Quest announced that it has signed a non-binding Memorandum of Understanding with Fednav Limited (“Fednav”) to develop and deliver shipping solutions for the Strange Lake Project, subject to certain conditions. In accordance with the Memorandum of Understanding, Fednav will provide exclusive marine transportation and engineering services to Quest on all matters related to delivering rare earths ore concentrates from Quest’s Strange Lake mine development to its proposed processing plant in Bécancour, Québec. Under this agreement, Fednav will supervise the development of detailed ship specifications required to transport concentrate and mine provisions, as well as assistance in berth design, ship-loading equipment and port operational procedures. Fednav will also liaise with regulatory authorities and the concerned Aboriginal communities on behalf of the Strange Lake Project. Fednav will support Quest in assessing operational costs for the ships being considered including full technical management and crewing.

BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES

Mining Exploration Activities and Properties

Between 2007 and 2009, the Corporation focused its exploration activities mainly on the George River Property in northeastern Québec. In 2009, after the discovery of significant quantities of REE mineralization on the Strange Lake Property, Quest’s activities refocused on the identification and discovery of new world-class rare earth and uranium deposit opportunities.

As at October 31, 2014, the properties of the Corporation were as follows:

Strange Lake

Misery Lake

Alterra Strange Lake

Strange Lake – B-Zone

The following text in this section “Strange Lake – B-Zone” has been taken from a technical report dated April 9, 2014, as amended on June 26, 2014 with an effective date of April 9, 2014 entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property, Quebec, Canada” (the “Technical Report”). The Technical Report was prepared in accordance with NI 43-101 by Richard Gowans, P.Eng., William J. Lewis, B.Sc. P.Geo. and

Jane Spooner, P.Geo. of Micon International Limited, Sam Shoemaker, Jr., B.Sc., RegMemSME of Barr Engineering Company and Rimant (Ray) V. Zalnieriunas, P.Geo. of R.V. Zalnieriunas Consulting. Messrs. Gowans, Lewis, Shoemaker and Zalnieriunas and Ms. Spooner are the qualified persons responsible for the Technical Report and are all independent from the Corporation within the meaning of NI 43-101. The Technical Report is available under the Corporation’s profile on SEDAR at www.sedar.com. For purposes of disclosure regarding the Strange Lake Property required under section 5.4 of Form 51-102F2 Annual Information Form, the Technical Report is incorporated by reference in this AIF.

Micon International Limited (“Micon”) has been retained by Quest Rare Minerals Ltd. (Quest) to compile the Technical Report under Canadian National Instrument 43-101 (NI 43-101) which discloses the results of the preliminary economic assessment (PEA), on Quest’s Strange Lake Project (the Project).

The PEA has been completed to evaluate the potential economic and technical benefits of significant changes to the mining and processing aspects of the Project originally outlined in a prefeasibility study, the results of which were published in a NI 43-101 Technical Report dated December 6, 2013 (Micon, 2013). By definition, the PEA can only indicate the potential viability of mineral resources and cannot be used to support mineral reserves.

The results of the PEA were summarized in a press release dated April 9, 2014. The project is based on the mining and beneficiation of a rare earth element (REE)-rich deposit at Strange Lake in northern Québec, and processing a flotation concentrate at a facility at Bécancour in southern Québec. Processing will recover the rare earths and yttrium contained in the Strange Lake deposit as separated oxides.

The PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Mr. Lewis conducted site visits between March 26 and 29, 2012. Mr. Lewis was accompanied on the site visits by a number of Quest’s employees. Mr. Zalnieriunas conducted site visits during the periods of July 3 to 6, 2011, August 14 to 25, 2011, and March 27 and 28, 2012. Mr. Zalnieriunas also visited the commercial sample preparation laboratory at Goose Bay, Newfoundland, during the period of December 2011 to January 2012.

1.1.1	Rare Earth Elements

The rare earth elements (REE), a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium (Y), atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics often occurs with them in nature.

The 15 lanthanide elements are divided into two groups. The ‘light’ elements (LREE) are those with atomic numbers 57 through 62 (lanthanum to samarium) and the ‘heavy’ elements (HREE) from 63 to 71 (europium to lutetium). The term ‘middle rare earths’ comprises those with atomic numbers 62 through 64 (samarium, europium and gadolinium, also referred to as SEG). Generally, the light rare earth elements are more common and more easily extracted than the so-called ‘heavies’. In spite of its low atomic weight, yttrium has properties more similar to the heavy lanthanides and is included within this group. Promethium, atomic number 61, does not occur in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO.

1.2	LOCATION AND PROPERTY DESCRIPTION

The Project is divided between two regional areas, these are:

1.	Northern Project Area, comprising:

•	The mine site, beneficiation plant tailings management facility (TMF) at Strange Lake, Québec.

•	The port site at Edward’s Cove, Newfoundland and Labrador.

•	The access road of about 170 km between the above sites.

2.	Southern Project Area, situated at Bécancour Industrial Park, Québec comprising:

•	The Bécancour process plant site.

•	The process plant residue management facility (RMF).

See Figure 1.1 for locations of project facilities.

Figure 1.1

Strange Lake Project, Location of Mine Site, Port and Processing Facilities

1.2.1	Northern Project Area

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 14D05, and 14D01. The latitude and longitude for the Property are approximately 56°21’ N and 64°12’ W, respectively.

The Strange Lake Property is comprised of the 534 individual mineral claims covering a total area of approximately 23,230 ha, as summarized in Table 4.1. Quest has been letting claims on the peripheral edges of the property expire as they are not material to the integrity of the property.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone rare earth element (REE) deposits. Quest has informed Micon that all of the claims are current and there are no outstanding issues.

Table 4.1

Summary of the Strange Lake Mineral Claims by Province

Province	Number of Claims	Area (ha)
Québec	504	22,479.84
Newfoundland and Labrador	30	750
Total	534	23,229.84

The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred as the A Zone by the Iron Ore Mining Company of Canada (IOCC). Mineral tenure in Newfoundland and Labrador allows for contiguous claims to be made under a single licence number. There are also several mineral claims that overlap the Québec and Newfoundland and Labrador claims due to the disputed location of the provincial border.

Included within the Newfoundland and Labrador total is a small group of 18 mineral claims that occurs along the coast of Labrador, south of the Voisey’s Bay mine, that were acquired in 2011. These mineral claims are listed here but they are not subject to this report and are mentioned only for completeness.

With regards to the mineral rights in Newfoundland and Labrador adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (LIL). The EML is currently off limits for exploration and mining and the LIL, may be explored with permitting and consultation with the Inuit of the Nunatsiavut Government.

[The Strange Lake Property comprises a total of 211 claims all located in Québec. The property, located 220 km northeast of Schefferville, Québec and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 9,367 hectares. During the year ended October 31, 2014, 293 claims covering 13,113 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. This information is not taken from the Technical Report and represents change from the information contained in the Technical Report.]

1.2.2	Southern Project Area

The southern project area encompasses the proposed sites for concentrate processing and residue management facilities (RMF) for the disposal of processing residue, located in the City of Bécancour, Québec.

The facilities will be located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River, approximately 12 km southeast of Trois-Rivières and approximately 140 km northeast of Montreal. The site is located at 46o22’N, 72o17’W.

The Bécancour industrial park is managed by the provincially-owned Société du parc industriel et portuaire de Bécancour (SPIPB) and covers an area of 6,900 ha, of which around one-third is used by industrial or service companies. Existing operations are concentrated in the portion of the industrial park located north of Highway 30. Within the industrial park, companies own the land they occupy. The SPIPB owns most of unoccupied lands within the industrial park, although a few properties are privately owned.

1.3	MINERAL CLAIMS, OWNERSHIP AND PERMITS

The Strange Lake Property is comprised of 534 individual mineral claims covering a total area of approximately 23,230 ha. A total of [504] of these claims are in Québec and 30 are located in Newfoundland and Labrador. Quest has been letting claims expire on the peripheral edges of the property as they are not material to the integrity of the property.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone rare earth element (REE) deposits. The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred to as the A Zone by Iron Ore Mining Company of Canada (IOCC). Quest has informed Micon that all of the claims are current and there are no outstanding issues.

The mineral claims comprising the Strange Lake Project area around the B-Zone deposit are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of NSR and other encumbrances except one claim CDC2123065 which has a 2% NSR. Claim CDC2123065 is located at approximately 1.2 km east of the B Zone deposit. The 504 Québec claims constitute the 100% Quest owned Strange Lake property and the 30 Labrador claims form the 50-50 Quest-Search Minerals Alterra JV property.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the property.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	NORTHERN QUÉBEC PROJECT AREA

5.1.1	Accessibility

The Strange Lake property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec. It is only accessible by aircraft from Schefferville, Québec, and Nain or Goose Bay, Newfoundland. There are several regularly scheduled daily flights to Schefferville, Nain and Goose Bay from major cities in eastern Canada. Aircraft may also be chartered out of those northern communities.

Fixed-wing flights from Schefferville are typically 60 minutes and flights from Goose Bay are typically 90 minutes. Staging for the Strange Lake project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.1.2	Climate and Physiography

Northern Québec and Labrador are characterized by a cool subarctic climatic zone where summers are short and cool, and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are -10°C and 0°C, respectively. The average July minimum and maximum temperatures are 7°C and 17°C and the average January minimum and maximum temperatures are -29°C and -19°C (WorldClimate, Indian House Lake, Québec, www.worldclimate.com). Annual average precipitation is approximately 660 mm (WorldClimate, Border, Québec). The region receives up to approximately 350 cm of snow annually and the ground is snow-covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

The property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 masl to 570 masl. The property is situated on west side of the major watershed that forms the border between Québec and Newfoundland.

The exposure and lack of vegetation in the area contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale and juniper.

The property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the property consists mainly of short tundra growth of shrubs and caribou moss, interspersed with low tamarack trees.

5.1.3	Local Resources and Infrastructure

There are no local resources in or around the Strange Lake property. Some local labour may be hired out of Goose Bay, Nain or Schefferville, but most skilled and professional labour will need to be sourced from other regions within Canada.

The nearest mine to the property is the nickel-copper mine of Vale SA at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

The property and environs have no developed infrastructure. The nearest developed infrastructure is located in the community of Nain. Nain is a coastal community that also serves as the local supply and service centre for the nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular, year-round flights from Goose Bay and by coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular daily flights and twice-weekly by rail from Sept-Îles on the Bay of St. Lawrence.

There is an 800-m gravel airstrip located on the property that provides access to the Strange Lake Project.

The nearest seaport is in Nain, 125 km east of the property and the nearest railhead in Schefferville, 235 km southwest of the property, with access to the seaport at Sept-Îles.

There is no source of electricity on or near the property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the property.

5.2	SOUTHERN QUÉBEC PROJECT AREA

5.2.1	Accessibility

The proposed plant and RMF are located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River in the physiographic area known as the St. Lawrence Lowlands. The terrain is generally flat and rises gently from the river, from approximately 20 m to 40 m above sea level at the southern edge of the park. Several minor watercourses drain the area to the St. Lawrence, with wetlands concentrated near the river, as well as near the local height of land in the southern portions of the industrial park.

5.2.2	Climate and Physiography

The Bécancour region experiences a humid continental mid-latitude climate characterized by warm summers and cold winters with frequent periods of very cold temperatures and clear skies. Temperature variations are moderated somewhat by the presence of the St. Lawrence River, especially in the winter when the river is not frozen. Between 1971 and 2000, the average summer temperature was 16.8°C (May to August) with a recorded maximum of 35.6°C. The average winter temperature (November to February) was -7.8°C with a minimum recorded low of -39°C. The coldest month is typically January, and the warmest is typically July.

Normal precipitation (snow and rainfall) for Bécancour from 1971 to 2000 varied from a low of 63 mm in February (water equivalent of snowfall) to a high around 120 mm in August. The annual average precipitation was approximately 1,085 mm per year during this period. Dominant wind directions are from the southwest (25 % of the time), from the north (19 % of the time, and northeast (17 % of the time).

Vegetation around the site consists of abandoned croplands dominated by young trees or shrubs, swamps and marshes, some cultivated fields and some tree plantations.

5.2.3	Local Resources and Infrastructure

The Bécancour Waterfront Industrial Park is located within the City of Bécancour (population 12,438 in 2011) and the Regional County Municipality (RCM) of Bécancour (population 20,081 in 2011 including the City of Bécancour) on the south shore of the Saint-Lawrence River. The Aboriginal reserve of the Abenaquis community of Wôlinak (population 180 in 2011) is located in close proximity on the south side of the City of Bécancour. The City of Trois-Rivières (population 131,338 in 2011) is located some 12 km away on the north shore of the St. Lawrence River.

The industrial park has excellent, well-established, all-weather transportation links to provincial and national road and rail systems. Highway 30 runs through the northern part of the park serving the south shore of the St. Lawrence River. It connects with Highways 20 and 40 via Highway 55, and which provide links to Montreal and Québec City. Highway 261 runs from southeast to northwest across the industrial park, between Highways 30 and 20. The industrial park builds and maintains its own network of roads that meet the specific standards of heavy carriers. The park is served by the Canadian National Railway (CN).

Shipping facilities at the port of Bécancour are open year-round. Ships requiring up to 10.67 m water depth can be docked at five berths. In addition to storage, services including stevedoring, towage, customs, and a marine agency are available.

Electricity is provided from the Churchill Falls and James Bay hydroelectric facilities, as well as the network of power stations along the St. Maurice River, and a 550 MW cogeneration plant is located in the park. The park is also serviced by natural gas, industrial water, fire protection, potable water and sewer systems.

A preliminary analysis of the labour pool in Bécancour shows that the region has a sufficient number of well-trained workers to support the construction and operation of the plant and RMF. Over 75% of the population of the RCM have attained a high school certificate or higher education. There are also several local training institutions, although specific training may be required for development of the specialized skills associated with rare earth mineral processing.

Existing commercial occupants of the industrial park include Aluminerie de Bécancour Inc. (Alcoa Inc. and Rio Tinto PLC), Silicium Québec SEC, Olin Canada ULC and TRT-ETGO.

1.4	HISTORY AND GEOLOGICAL SETTING

The Strange Lake project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

The Strange Lake Property has been covered by national and provincial government surveys between 1967 and 2009. In 1980, in partnership with the Geological Survey of Canada (GSC), the Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the Iron Ore Company of Canada (IOCC) discovery of the Strange Lake Alkali Complex (SLAC) and associated REE and high field strength elements (HFSE) mineralization. Subsequent drilling up to 1984 culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

Analytical data of ZrO2 and Y2O3 obtained by IOCC from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

Between 1980 and 2006, a succession of companies other than IOCC worked in the area or on the property encompassed by the current Strange Lake Property boundaries. In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. In late 2007, Freewest transferred its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

In April 2010 Wardrop, a Tetra Tech Company, published a mineral resource estimate on the Strange Lake B Zone deposit in a NI 43-101 Technical Report. Wardrop also completed a PEA on the Project in September, 2010 and updated the mineral resource estimate in May, 2011.

The most recent and current mineral resource estimate with an effective date of 31 August, 2012 on the Strange Lake B zone deposit was published by Micon in December, 2012. Micon also completed a prefeasibility study on the Project in December, 2013.

1.5	MINERAL RESOURCE ESTIMATE

1.5.1	Resource Classification

Micon has assigned the resources in the B Zone deposit to the Indicated and Inferred classification on the basis of data density. At this time Micon has not assigned any Measured resources. The majority of the B Zone deposit has been drilled at a spacing of 50 m by 50 m with some areas drilled at 25 m by 50 m. At depth, the drill hole spacing becomes 200 m by 100 m since the majority of holes were drilled to less than 150 m depth. The Indicated class was assigned to all resource blocks which fall in areas with a drill spacing of at least 50 m by 50 m and were estimated using at least 16 samples from a minimum of four drill holes. All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred classification.

1.5.2	Resource Estimate

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. An economic cut-off base case grade of 0.5% TREO was considered appropriate for reporting the mineral resources.

Indicated Mineral Resources are estimated at 278.13 Mt at 0.93% TREO. Inferred Mineral Resources are estimated at 214.35 Mt at 0.85% TREO. Table 1.1 shows a breakdown of the mineral resource estimate above a 0.50% TREO cut-off grade.

Table 1.1

B Zone Mineral Resources above 0.50%TREO Cut-off Grade

	Units	INDICATED		INFERRED
		Enriched Zone	Granite Domain	Granite Domain
Resource	000 t	20,020	258,108	214,351

La2O3%		0.150	0.120	0.120
CeO2%		0.360	0.270	0.270
Pr6O11%		0.039	0.030	0.029
Nd2O3%		0.140	0.110	0.110
Sm2O3%		0.036	0.024	0.023
Eu2O3%		0.002	0.001	0.001
Gd2O3%		0.039	0.023	0.022
Tb4O7%		0.009	0.005	0.004
Dy2O3%		0.066	0.032	0.028
Ho2O3%		0.015	0.007	0.006
Er2O3%		0.049	0.022	0.019
Tm2O3%		0.008	0.003	0.003
Yb2O3%		0.051	0.022	0.019
Lu2O3%		0.007	0.003	0.003
Y2O3%		0.470	0.220	0.190
LREO	%	0.72	0.55	0.55
HREO + Y	%	0.72	0.33	0.3
TREO	%	1.44	0.89	0.85
H:T Ratio	%	50	38	35
ZrO2%		2.59	1.87	1.71
HfO2%		0.06	0.05	0.04
Nb2O5%		0.34	0.16	0.14
Be	ppm	575	234	184
Th	ppm	559	268	227
U	ppm	97	51	44

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. However, it is Micon’s opinion that no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The effective date of the mineral resource estimate is August 31, 2012. The estimate was disclosed in the previously filed Technical Report dated December 14, 2012.

1.6	MINERAL RESERVE ESTIMATE

There is no mineral reserve. The present PEA can only indicate the potential viability of mineral resources and cannot be used to support mineral reserves.

1.7	MINING METHODS

A conventional open pit mining operation is proposed for the extraction of mineralized material from the B Zone rare earth element mineral deposit for the Strange Lake Project.

Mining will be undertaken by Quest using its own equipment and workforce. Specialized contractors will be used for the initial site clearing and initial haul road construction in preparation for the mining equipment fleet. Explosives, blasting agents, fuel and other consumables will be sourced from established suppliers.

The Strange Lake Project resources are contained in a single deposit. The open pit and internal phases were designed using Vulcan software, preliminary geotechnical designs, recommended standards for road widths and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

The ultimate pit limit for the Strange Lake deposit was selected based on Lerchs-Grossmann (LG) open pit optimizations using Whittle™ software. The pit will be developed using five distinct phases designed to approximate an optimal extraction sequence. The phase designs are based on slope design parameters and benching configurations provided by AMEC. A mine production schedule was prepared by Micon using Maptek’s Chronos scheduling software. The five pit phases are shown in Figure 1.2.

Figure 1.2

Plan View of Pit Phases at 440 m Elevation

Pit designs were constrained by a 120-m offset from Lac Brisson which lies to the northwest.

The PEA mine design assumes a mine life of 34 years which completely exhausts the low grade stockpiled material. However, the PEA economic model assumes a 30 year life which results in 11.16 Mt low grade mined mineralization remaining in a stockpile.

Over the 34-y mine life, an estimated 4.77 Mt of overburden will be removed from the pit area. Total mineralized material mined is estimated at 57.30 Mt. Total waste rock placed in the waste stockpile is estimated to be 15.79 Mt.

In order to avoid the worst winter weather, the mine will be operated on a nine-month (270-day) basis. During this time period, the mine will operate two 12 h shifts, 7 d/w.

1.8	METALLURGICAL TESTWORK AND RECOVERY METHODS

Development testwork that forms the basis of the PEA process flowsheet and design was carried out primarily at SGS Lakefield Research, in Lakefield, Ontario. These testwork programs used representative mineralized samples from the Strange Lake B Zone deposit.

The PEA flowsheet comprises crushing, grinding and flotation that will be undertaken as the Strange Lake site, followed by further processing at a facility at Bécancour. Processing at Bécancour will include acid thermal processing (acid bake) and water leaching to extract the payable elements into solution followed by hydrometallurgical precipitation to recover the rare earth elements and yttrium into a mixed REE+Y concentrate. The REE+Y concentrate will be treated to recover individual rare earth and yttrium oxides.

A simplified process block diagram is presented in Figure 1.3.

Figure 1.3

Simplified Process Block Flow Diagram

The crushing, grinding and flotation processing facility at Strange Lake is designed to operate for 365 days per year at a design throughput of 1,346,000 t/y for the first 23 years of the mine life. A plant expansion will enable the processing of up to 3,170,000 t/y of lower grade stockpiled mineralized material from year 24 onwards to the end of planned production.

The average design throughput of the southern Quebec processing facility is 1,671 t/d of flotation concentrate. This facility is designed to operate for 365 days per year.

The average metal recoveries estimated from the metallurgical testwork are presented in Table 1.2. These recoveries were used for the mine optimization and in the PEA economic model.

Table 1.2

Average Project Metal Recoveries

Element	Flotation Yr 1-23 (%)	Flotation Yr 24-30 (%)	Leach Extraction (%)	Direct Precipitation Plant Recovery (%)	Separation Plant Recovery (%)	Recovery from Mine to Separated Oxide Yr 1-23 (%)
La	93%	60%	87%	95%	98%	75%
Ce	92%	59%	89%	94%	98%	76%
Pr	92%	58%	91%	94%	98%	77%
Nd	91%	56%	91%	94%	98%	77%
Sm	91%	54%	90%	93%	98%	75%
Eu	90%	51%	89%	93%	98%	73%
Gd	91%	52%	90%	94%	98%	75%
Tb	90%	52%	88%	93%	98%	72%
Dy	90%	52%	86%	92%	98%	70%
Ho	90%	51%	84%	92%	98%	68%
Er	89%	50%	83%	91%	98%	65%
Tm	88%	48%	81%	89%	98%	62%
Yb	87%	47%	80%	85%	98%	58%
Lu	86%	45%	79%	85%	98%	57%
Y	90%	51%	86%	94%	98%	71%

1.9	INFRASTRUCTURE

1.9.1	Northern Project Area

Facilities considered essential to support operations comprise an accommodation camp, a multi-functional building and a maintenance workshop building. Site access roads will link the mine and beneficiation plant with these buildings, mineralized material stockpiles, waste rock dump, ponds, landfill, and an airstrip.

1.9.1.1	Mine Site Water Supply and Sewage Treatment

Lac Brisson is expected to be the major source of fresh water, and esker SG-1 is also considered a potential source. More detailed analyses, particularly for radionucleides, will be required to confirm suitability of each source and, in line with best practice, all potable water will be treated before use.

Sewage treatment plant at the mine site will comprise a containerised, skid-mounted plant with septic and equalization tanks.

1.9	Fuel Storage and Distribution

Fuel storage at the mine will be for the equivalent of approximately three weeks of supply. This tank will be located in a bermed containment area; secondary containment will protect against leaks and spills. A further 13 weeks supply will be stored at the Edward’s Cove port and delivered to the mine by road tanker as required.

A refuelling station will serve light and heavy vehicles.

The airstrip will be equipped with a 30 m3 tank for the storage of aviation fuel to be used in case of emergency.

1.9.1.3	Power Supply

A power plant at the mine site will be equipped with a battery of diesel generators. A diesel power plant will also be installed at the port site. The airstrip will also have its own supply, provided by a 250 kW diesel generator.

1.9.1.4	Mine Site Buildings

A temporary construction camp will be located within the vicinity of the proposed mine site facilities. Permanent camp facilities will also be located within the vicinity of the mine site. The camp will be a modular design constructed to industry acceptable standards for long term, permanent site accommodation for mine operations personnel, with additional space for truck drivers and other visitors. Arctic corridors will be provided to link the buildings.

A multi-functional building will incorporate heated and non-heated warehouses, change-house, lockers, laundry facilities, medical and fire safety, laboratory, offices and meeting rooms for mine management and administration staff; garages for emergency vehicles, and associated emergency response equipment storage.

The main mine site maintenance shop will be part of the mine site maintenance and warehouse facility.

Heated and unheated storage at the mine site will be provided in the multifunctional building sufficient to store goods and equipment parts for use during the winter months.

1.9.1.5	Airstrip

The airport facility will be capable of operating 24 h/d, 365 d/y. The runway and taxiway will be constructed of gravel. A trailer will be used for the terminal building.

1.9.1.6	Medical Emergency Response

Medical and emergency response facilities will be provided at the multifunctional building at the mine site. An ambulance will be available and maintained in the ambulance bay of this building complex and a nurse’s station will be provided at the mine permanent camp.

1.9.1.7	Waste Management and Landfill

Recoverable materials will be compacted on site, and sent to a sorting facility. Special waste will be sent to an authorized treatment/disposal facility. Kitchen/organic waste and other non-recyclable and non-hazardous domestic wastes will be despatched by road twice a week to the port site for incineration. A landfill to accommodate non-hazardous solid waste will be built along the access road between the airport and the open pit.

1.9.1.8	Tailings Management Facility

Residue from the flotation plant will be stored in the tailings management facility located at the mine site. In order to minimize any potential impact to the local environmental, the tailings will be thickened filtered and dry-stacked within a lined area.

1.9.1.9	Mine Access Road

The link between the port and the mine site will be an 8-m wide all-weather access road, constructed over a distance of about 170 km. The preferred alignment represents the shortest route; provides the fastest travel time for a roundtrip between the port and the mine site; and traverses less difficult topography than other routes considered in the study. The proposed route crosses three water courses; two culverts and a bridge will be required, and will meet seasonal caribou crossing requirements.

1.9.1.10	Edward’s Cove Port

A systematic analysis of various options for the location and design of a wharf resulted in the identification of Alternative 6 (Floating Wharf) as the preferred option, principally since this structure could be dismantled during the ice season, and potentially requires less capital.

As well as the marine works (wharf), on-shore infrastructure at the port includes ancillary facilities located 2 km from the shoreline. A temporary landing barge and airstrip will be required during the construction phase.

Concentrate will be delivered to the port in 30-t shipping containers. Container handling at Edward’s Cove varies depending on the season:

•

When ships are at berth (summer operation) full containers will be delivered to the ship, and concentrate will be reclaimed by front end loader from the concentrate stockpile to fill empty containers unloaded from the ship.

•

When there are no ships at berth (winter operation) lids will be removed from full containers which are then handled using a reach stacker equipped with a Rotabox, to empty the concentrate from the container into a mobile feed hopper. From here, a transfer conveyor and a stacker conveyor will feed the concentrate stockpile.

Empty containers will be loaded onto tractor trailers for back haul to the mine.

Fuel Handling and Storage

The fuel tank farm will be located near the wharf where tankers will be offloaded. Arctic diesel fuel will be pumped from the fuel tanker using the ships pumps, boosted as required through a pumping station located on the dock and delivered to the tank farm through a double walled pipeline system. The tanks will be placed within a bermed containment area. Secondary containment will protect against accidental leaks and spills. A foam-based fire protection system will be employed.

Road tankers will collect fuel from a filling station located between the tank farm and the access road to the mine site.

Port Area Facilities

In the port area, an accommodation camp, multi-functional building and warehouse will be established in the location used as a laydown area during construction.

At the commencement of project construction, a hotel barge or similar vessel will be used to house construction workers for the terminal. The permanent camp will be located approximately 2 km south of the wharf along the access road connecting the port with the mine. It will be of a pre-fabricated modular design, constructed to industry acceptable standards.

Water Supply, Treatment and Run-Off Management

Groundwater is believed to be the most cost-effective and convenient source for the modest volume of water supply required in the port area. Specific sources should to be identified and tested at the feasibility stage.

Wastewater treatment will be through skid-mounted, containerized sewage treatment plants.

The concentrate stockpile area will be fully bermed and lined with geomembrane to prevent absorption of water, and so will generate runoff proportionate to rainfall received.

Power Supply

After consideration of alternatives, the study concluded that both the port and its camp should be powered using medium speed diesel generators burning Arctic fuel. Approximately 85% of surplus heat energy will be recovered from the generators using a recovery system supplying heat to adjacent buildings.

1.9.1.11	Other Infrastructure

Communications (voice and data) from the Northern project area will be via a bi-directional satellite link, with local networks for on-site communications, supplemented by two-way radios and a satellite-based real time location system (RTLS) for vehicles travelling between the mine and the port.

1.9.2	Southern Project Area

1.9.2.1	Bécancour Port

The existing port and berth structures at Bécancour are adequate to receive vessels of the size required to deliver up to 610,000 t/y concentrate in containers. No marine works or modification of the port is envisaged in the PEA.

1.9.2.2	Bécancour Processing Plant

As well as the port facility, existing infrastructure supporting the processing of concentrate at the Bécancour plant includes the availability of utilities at the industrial park (industrial water supply, sewage disposal, electrical power and gas supplies). In addition, the industrial park is responsible for the provision of emergency (fire, medical) and waste management services.

1.9.2.3	Site Drainage

The concentrate stockpile area will be lined with a geomembrane to allow collection of all rainwater and a network of drains will deliver this runoff to a retention pond where solids will settle before the water is sent to the process plant.

1.9.2.4	Residues Management

As part of the December, 2013 PFS, SLR International Corporation (SLR) prepared a study that describes the nature of the process residues, and the selection of the method and location of residue disposal in southern Québec. SLR also provided conceptual designs for the residue management facility (RMF) with 30-year capacity at an average processing rate of 4,000 t/d. The SLR studies have been used as a basis for the PEA conceptual design and cost estimates for the process waste management facilities.

With production of the flotation concentrate at the Strange Lake site and a simplified hydrometallurgical process for the recovery of rare earths and yttrium, production of residues in the Bécancour processing facility will be smaller than envisaged in the PFS.

1.10	MARKET STUDIES AND CONTRACTS

Quest retained Roskill Consulting Group Limited (Roskill) to prepare an analysis of the markets for rare earths, zirconia and niobium based on the production level for the Strange Lake project. Roskill interviewed a total of 31 companies representing the sectors of interest, located in North America, Europe and Asia. The report was updated for rare earths and niobium in January, 2013 and an update on rare earth pricing was prepared in August, 2013.

1.10.1	Rare Earth Elements and Yttrium

Rare earths and yttrium usually enter the market as chemical concentrates, oxides, metals or metal alloys. Most oxides are typically sold at purities of >99.9% REO and metals within the same range for total metal content.

China has dominated the global supply of rare earths since the mid-1990s after a rapid growth in rare earth output and, in 2012, is estimated to have accounted for 86% of global rare earth supply. Both production and exports of Chinese rare earths are controlled by the central government. Outside China, rare earths are produced in the United States, Russia and India, with relatively minor amounts also produced in Malaysia and Brazil.

Most LREEs are derived from bastnaesite and monazite, the majority from Inner Mongolia and Sichuan in China, but with increasing volumes from the Mountain Pass operation of Molycorp, Inc. (Molycorp) in the United States and the Mount Weld operation of Lynas Corporation Ltd. in Australia. Almost all HREEs are derived from ion adsorption clays that are found in a number of provinces in southern China. Production of HREEs in the rest of the world is expected to come principally from the minerals which occur in igneous alkaline or carbonatite intrusives.

The rare earths market is not a single entity and the individual elements have their own demand drivers. For example, neodymium and dysprosium are used mostly in magnets while the principal market for terbium and yttrium is in phosphors. High growth rates for the applications in which neodymium and HREEs are used emphasise the lack of connection between the natural occurrence of the rare earth elements and the ratios in which they are consumed. Inevitably, there will be periods in which some rare earth elements are in surplus while others are in deficit.

Roskill estimated that metallurgical applications, magnets and catalysts each accounted for approximately 20% of total demand for rare earths in 2012. Polishing compounds accounted for a further 15%. Ceramics, phosphors and glass each accounted for between 5% and 10% of the total with the balance in a wide range of relatively minor applications.

Global trends which have strongly influenced the demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency, coupled with the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere. Demand for rare earths within China has grown significantly over the past 10 years. This reflects the extent of its increased manufacturing capability, specifically in a wide range of products which utilize rare earths.

1.10.2	Pricing

There is no terminal market for rare earth products and sales are arranged between buyer and seller.

Spot prices for the principal rare earth oxides, FOB China, are reported by Industrial Minerals, www.indmin.com, and prices for a full range of Chinese rare earth products are reported by Asian Metal, www.asianmetal.com and Metal-Pages Ltd., www.metal-pages.com.

Based on its assessment of the updated pricing outlook prepared by Roskill in August, 2013 and its own data collection and analysis, Quest prepared projections of prices for separated rare earth oxides.

1.10.3	Contracts

In July, 2013, Quest announced the signing of a non-binding letter of intent with TAM Ceramics Group of New York, LLC (TAM), under which TAM intends to purchase 100% of zirconium basic sulphate (ZBS) which, at the time, was envisaged would be produced from the Strange Lake project. Due to the change in Quest’s flowsheet, ZBS will not be produced although the extraction of zirconium from the processing residues will be developed in the future. The letter of intent will be allowed to expire at the end of 2014.

Quest is pursuing opportunities for strategic alliances, tolling and off-take agreements.

At the time of writing, there are no other contracts or agreements in place.

1.11	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental work is being carried out with support from local Aboriginal partners and regional service providers to the greatest extent possible.

Quest reports that work on the Environmental Impact Assessment (EIA) for all project components will start early in 2014, following submission of a project description to the relevant government authorities. EIAs may be triggered in four jurisdictions: two in Québec (north and south), Newfoundland and Labrador (provincial and Nunatsiavut), and one with the federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years to complete. The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals prior to initiating construction.

Appropriate mitigation and monitoring plans are being considered by the project team to address unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation.

It is understood that Quest has in hand all permits necessary to conduct exploration and prefeasibility study work. Permits and approvals will be sought once the project is released from the EIA process.

No potential environmental issues have been identified that may affect extraction of mineral reserves at Strange Lake and which cannot be mitigated through implementation of appropriate measures.

1.11.1	Baseline Studies

The Strange Lake Project has been divided into northern and southern areas for the purposes of environmental baseline studies. Baseline studies have been undertaken for all or part of the relevant project components located in northern Québec. For the southern Québec area, a desktop review of existing information was completed by spring 2013 followed by field investigations to collect baseline data. These baseline studies are currently being completed and other studies will be undertaken in spring and summer, 2014.

Baseline studies in both northern and southern areas are broadly similar in scope and include physical, biological and social/socio-economic components (covering traditional knowledge and archeological surveys).

Ongoing environmental monitoring and reporting are conditions of both federal and provincial environmental assessment approvals, as well as certain operating permits. The EIA process will provide the basis for a monitoring program.

1.11.2	Closure Plan

A conceptual closure plan was developed for the December, 2013 PFS to cover all of the project components in the northern and southern areas. Quest will comply with the Québec Mining Act and its associated regulations, as well as with similar standards in Newfoundland and Labrador. Companies are required to file a site rehabilitation plan and to provide financial guarantees in both provinces. The PEA assumes that the conceptual closure plans developed for the PFS still apply.

The conceptual closure plan follows the 1997 Québec guidelines to restore the mine site to a satisfactory condition. It assumes that the future land use in the northern project area is wildlife habitat and that disturbed areas will be returned to the pre-mining state so that traditional activities can resume. Alternative land uses may be explored as more information is available regarding stakeholder expectations. It is assumed that progressive rehabilitation will not be carried out during operations, mainly because the entire open pit will continue to be developed and the road/port used during the life of the mine. An allowance of 10 years for post-closure monitoring has been made for data collection and analysis to demonstrate achievement of the closure criteria and objectives.

It is assumed that future use for the Bécancour site will continue to be industrial.

No post-closure monitoring for the processing plant area is anticipated. Post-closure monitoring and maintenance for the RMF was developed for the December, PFS. The approach remains applicable to the PEA.

A closure risk register summarizing proposed conceptual closure plan treatments and associated residual risks has been developed.

1.11.3	Engagement and Communications

General issues affecting all stakeholder categories will be addressed through the EIA and consultation processes. An Engagement and Communications Plan (ECP) has been developed to establish social acceptance for the project based on defined engagement levels. The ECP will support future project development activities. It is structured around consultation with governments, Aboriginal groups and non-aboriginal stakeholders. The ECP has been designed to ensure key stakeholders are well informed and have ongoing opportunities to engage in discussion about the project, and for their concerns and interests to be addressed. The ECP is designed to fulfill the requirements of the different jurisdictions for local review and consultation.

Quest initiated early meetings with certain northern Aboriginal leaders in 2008. A series of strategic meetings was undertaken in 2012 to provide all key groups with similar levels of information and a comparable opportunity to ask questions and comment on the initial project concept. In January 2013, draft Memoranda of Understanding were presented to potentially-affected Aboriginal groups, to serve as a basis for negotiations to commence in 2014 on Impact and Benefit Agreements (IBA) or other similar arrangements. The current schedule anticipates resolution by early 2016, which will facilitate the federal government’s own requirement to consult with Aboriginal groups before issuing environmental approvals. Both Aboriginal and government stakeholders have been provided with regular updates on the progress of both environmental studies and community engagement.

In southern Québec, a preliminary evaluation of potential social and cultural issues was carried out through a desktop review. No direct consultations have yet been held since the project components in the southern project area were publically announced only early-November, 2013. Socio-economic baseline studies and stakeholder mapping exercises have been carried out. A review was also completed of the issues and concerns raised by economic and environmental citizen groups and NGOs during the development of other industrial developments around the area in the last decade.

1.12	CAPITAL AND OPERATING COSTS

1.12.1	Capital Costs

One of the primary objectives of the PEA was to achieve a capital cost estimate with a target accuracy of better than ±35%, for the mine site, port site, access road and processing plant site, including indirect and Owner’s costs.

To achieve this objective, the majority of the direct capital cost items were estimated from engineering designs and costs available, based on work Quest completed for the PFS. Available capital cost information was appropriately factored and adjusted to estimate the direct capital cost for the revised project plan. For the mine, port, and access road, preliminary design information was used to develop material take offs which were priced at current day rates. There are no changes to the port and access road from what is presented in the PFS. The indirect costs were calculated on the basis of conceptual methodology of executing the projects to estimate time and resources required, and vendor quotations. For some components, percentages were considered more appropriate and were based on experience.

The total estimated capital cost for the project in 2nd/3rd quarter 2013 CAD is $1,631 million including an itemized contingency of 16% of direct and indirect costs. Certain areas unchanged from the PFS retained the PFS contingency while new estimates for the PEA have a contingency of 25% applied. The separation plant has a contingency built into its estimate. A summary of the capital cost is included in Table 1.3.

Table 1.3

Summary of Capital Cost Estimate

Area	Capital Cost ($M)
Strange Lake Mine Site	201.0
Mine Access Road	228.3
Edward’s Cove Port	52.8
Bécancour Process Plant	127.4
Bécancour Direct Precipitation	72.6
Bécancour Balance of Plant	88.6
Bécancour Residue Disposal Site	41.1
Bécancour Separation / Refinery	190.4
Indirect Costs	407.0
Contingency	221.4

Total	1,631.0

The capital cost estimate was prepared by Quest and Micon, primarily based on factorization of existing cost estimates (completed by AECOM, Hatch and SLR for Quest’s 2013 PFS) to reflect the updated project scope.

1.12.1.1	Sustaining Capital Costs

Sustaining capital is the investment required to maintain production at the planned level throughout the 30 year project life. The sum total over the 30 years is estimated at $529 million.

1.12.2	Operating Costs

Table 1.4 shows a summary of the estimated LOM operating costs.

Table 1.4

Summary of Operating Cost Estimate

Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)	Unit Operating Cost ($/t flotation concentrate)	Unit Operating Cost ($/t production)
Mining	654	21.8	14.18	38.38	2,092
Beneficiation	1,002	33.4	21.71	58.77	3,203
Concentrate transport	1,625	54.2	35.23	95.37	5,198
Processing	6,595	219.8	142.95	386.96	21,092
G&A (site costs)	315	10.5	6.84	18.50	1,009
Off-site costs	519	17.3	11.24	30.44	1,659

Total	10,710	357	232.15	628.42	34,254

The costs presented above include all on-site and off-site cash costs, but exclude post production closure costs of $138.3M and non-cash depreciation charges.

1.13	ECONOMIC ANALYSIS

1.13.1	Prices for Rare Earths

There is no terminal market for rare earth products and sales are arranged between buyer and seller.

Spot prices for the principal rare earth oxides, FOB China, are reported by Industrial Minerals, www.indmin.com, and prices for a full range of Chinese rare earth products are reported by Asian Metal, www.asianmetal.com and Metal-Pages Ltd., www.metal-pages.com.

1.13.1.1	Price Projection

Based on its assessment of the updated pricing outlook prepared by Roskill in August, 2013 (Roskill, 2013b) and its own data collection and analysis, Quest prepared projections of prices for separated rare earth oxides.

Rare earth and yttrium oxide prices starting in 2020 used in the financial model are shown in Table 1.5.

Table 1.5

Projected Prices for Rare Earth Elements and Yttrium

Rare Earth/Yttrium Oxide	Price (US$/kg)
La2O3	9.00
CeO2	8.00
Pr6O11	85.00
Nd2O3	80.00
Sm2O3	9.00
Eu2O3	1,000.00
Gd2O3	40.00
Tb4O7	950.00
Dy2O3	650.00
Ho2O3	55.00
Er2O3	70.00
Tm2O3	1,000.00
Yb2O3	50.00
Lu2O3	1,100.00
Y2O3	30.00

1.13.2	Economic Analysis

Assessment of the economic viability of the project, including testing of the sensitivity of returns to changes in key parameters, has been carried out using a discounted cash flow model. For the purposes of the evaluation, it has been assumed that the operations are established within a single corporate entity. The project has been evaluated on an unlevered, all-equity basis.

The model uses inputs from all elements of the project to provide a comprehensive financial projection for the entire project, on an annual basis over a 30-year operating life. All costs and revenues are expressed in constant, 2013 Canadian dollars. Where appropriate, an exchange rate of $1.05 per US dollar has been applied.

Annual revenues by element are shown in Figure 1.4 which how the project focuses on producing a relatively constant supply of individual rare earth products throughout the mine life.

Figure 1.4

Annual Revenues by Element

Over the life of the operation, 42% of annual REO production and 78% of total project revenues will be derived from the HREE+Y concentrate.

1.13.1	Cash Flow Projection

The project cash flow is illustrated in Figure 1.5.

Figure 1.5

LOM Project Cash Flow

The net present value (NPV) over a range of discount rates, internal rate of return (IRR) and undiscounted payback of the base case cash flow are shown in Table 1.6.

Table 1.6

Summary of Economic Results

Discount Rate (%)	Pre-Tax NPV ($M)	After-tax NPV ($M)
8%	2,072	1,236
10%	1,416	788
12%	947	465

IRR (%)	20.1	16.7
Payback period (y)	5.0	5.3

Micon considers that a discount rate of 10%/y to be appropriate for use as its base case for the purposes of conducting further analysis of project value.

1.13.4	Sensitivity Study

Micon has tested the sensitivity of the project after-tax NPV at an annual discount rate of 10% (NPV10) to changes in the principal drivers of project value over a range of 30% above and below base case parameters. The results, shown in Figure 1.6 demonstrate that after-tax NPV10 remains positive even with a 20% adverse change in project revenues, representing any combination of grade, yield, market prices and discount factors.

Figure 1.6

Sensitivity Study Results

The project is significantly less sensitive to changes in operating and capital costs, with an adverse 30% change reducing NPV10 by approximately 62% and 41%, respectively.

1.13.5	Conclusion

Micon concludes that the project base case cash flow and sensitivity studies demonstrate that the project has potential to provide economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the PEA.

1.14	OTHER RELEVANT DATA AND INFORMATION

1.14.1	Project Development Schedule

Quest has set out the following milestones and dates for the development schedule for the Strange Lake Project. It can be seen that, within the overall project development schedule, the schedule for submission of documentation relating to the EIA and the receipt of approval of the EIA are critical to the start of construction in January, 2017.

Submission of EIA project description	:	September 2014
Start feasibility study	:	October 2014
Start detailed design and engineering	:	January 2015
Submission of EIA report	:	November 2015
Approval of EIA	:	December 2016
Delivery of construction permits	:	January 2017
Start of construction	:	January 2017
First concentrate shipment	:	April 2019
Bécancour plant start-up	:	May 2019

1.14.2	Risk Register

A project risk register was developed during the PFS (December, 2013) to assess risks and develop management or mitigation measures for the project. Seven critical risk items were identified, which had assigned preventive and mitigation measures.

It was noted that the minority of these identified critical risk factors relates to strictly technical issues, the remainder generally relate to environmental and/or social issues. Risks to project development associated with exposure to radioactive elements are likely to have greater impact on project activities in southern Québec.

The risk register will be updated during the feasibility study stage which will allow preventive and mitigation measures to be identified in greater detail.

1.15	INTERPRETATION AND CONCLUSIONS

The PEA has been completed to evaluate the potential economic and technical benefits of significant changes to the mining and processing aspects of the Project originally outlined in a prefeasibility study (PFS), the results of which were published in a NI 43-101 Technical Report dated 6 December, 2013 (Micon, 2013). By definition, the PEA can only indicate the potential viability of mineral resources and cannot be used to support mineral reserves.

A PEA for the Strange Lake Project, which is based on the mining and beneficiation of a REE-rich deposit at Strange Lake in northern Québec and processing at a facility at Bécancour in southern Québec, will recover individual pure rare earth oxides.

Table 1.7 presents the key project parameters, based on 100% equity financing.

Table 1.7

Key Project Parameters

Parameter	Units	Quantity
Pre-tax economics
IRR	%	20.1
NPV10	$ million	1,416
Payback period	y	5.0
After-tax economics
IRR	%	16.7
NPV10	$ million	788
Payback period	y	5.3
Mining
Average mining rate (years 1 to 23)	Mt	3.354
Production rate (years 1 to 23)	Mt/y plant feed	1.045
Mine production life	y	30
Total revenue	$ million/y	758
Operating costs	$ million/y	357
Unit operating cost	$/t milled	232

1.16	RECOMMENDATIONS

The PEA study shows that for the selected base case the Project has the potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the study. It is Micon’s recommendation that the project development continues towards the feasibility level, which includes work necessary to optimize and define each area and the work required to prepare capital and operating cost estimates with an accuracy of +/-15%.

It is also recommended that the work required to advance the project approval process continue. This includes fieldwork and studies associated with the environmental impact assessments (EIA) for various jurisdictions, environmental authorizations, permits and licences, non-environmental permitting; and community relations.

1.16.1	Budget for Ongoing Work

As shown in Table 1.8, Quest has budgeted a total of $14.30 million for work on the Strange Lake Project to the end of 2014 by which time results of pilot plant studies will have been generated, substantial work on the EIA will have been completed. This will allow the company to determine details for the project feasibility study.

Table 1.8

Budget for Ongoing Work

Description	$M
Project optimization	5.0
Integrated pilot plant and demonstration plants	7.7
EIA	0.9
Project management team	0.7
Total	14.3

Micon has reviewed the proposed budget and considers that it is reasonable and appropriate.

Other Properties

In addition to its interests in the Strange Lake Property, Quest also holds various interests in the following properties: Misery Lake, Québec; and Alterra Strange Lake, Newfoundland and Labrador.

These properties are not considered by the Corporation to be material for the purposes of NI 43-101. They are currently in the exploration stage and mineralization with economic significance has not yet been identified on either of the properties. No further expenditures are planned by the Corporation on either property. The following is a description of the two properties.

Misery Lake Property, Québec

The Misery Lake Property originally consisted of a single claim block comprising 924 claims in Québec. During the fiscal year ended October 31, 2014, 754 claims covering 36,522 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. The property is located 120 km south of the Strange Lake Project and consisting of 170 mining claims located in Québec and covers a total of 8,334 hectares. The rare earth potential of the Misery Lake area was first recognized by a Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. Since then, Quest has completed several phases of exploration including: till survives, prospecting and channeling, bedrock mapping, air and ground geophysics and drilling.

Based on the finding of the 2012 exploration program, the property was reduced to the area that surrounds the main Misery Lake Intrusion. The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work and Future Exploration Activities

Project personnel have completed several assessment reports on the Misery Lake Property, which have been filed with Government authorities.

In early March 2013, Quest awarded Abitibi Geophysics of Val D’Or, Québec a contract for the completion and interpretation of a winter geophysical program at the Misery Lake Project. The program consisted of a GPS-integrated ground magnetic field survey over the entire Misery Lake Intrusion as shown in Figure 1. The configuration of the survey grid consisted of 71 north-south oriented lines with a line spacing of 100 m and eight east-west oriented tie-lines with a spacing of 1,000 m. A total of 470.5 line-km was completed between March 20 and April 6, 2013. Several short to moderate wavelength magnetic anomalies, not detected from the airborne magnetic survey, were identified from the present ground magnetic survey (Figure 2). An unconstrained magnetic inversion model was performed on the ground magnetic data. The 3D inversion model returned a strong magnetic feature located in the middle of the intrusion (Figure 3). Several faults and a possible diatreme structure were also identified by this survey.

Figure 1 - Geophysical ground grid over airborne first vertical derivative

Figure 2 - 2013 magnetic ground survey, First vertical derivative.

Figure 3 - 2013 Misery Lake, Magnetic Susceptibility, Vertical Section

In April 2014, Quest conducted a diamond-drilling program on the Misery Lake Property. A total of 1,437 metres were drilled and a total of 879 core samples were collected. All samples were shipped to ActLabs for processing. Assay results are still pending. As of April 28, 2014, all crews and Boreal drill rigs were demobilized from the Misery Lake camp.

No further expenditures are planned on this project and, as a result, for the fiscal year ended October 31, 2014, the Corporation recorded an impairment loss of $7,106,609 on the Misery Lake Property.

Alterra - Strange Lake Option Property, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located near the centre of the Strange Lake Alkali Complex, which straddles the border between eastern Québec and western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 — 15,000 common shares at a price of $1.887 per share; November 1, 2010 — nil) and incurred $751,572 in exploration expenditures (October 31, 2011 — $151,562; November 1, 2010 — $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remained unchanged.

During the fiscal year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2014 a 50-50 joint venture with Search or Alterra had not been formed.

Current Work and Future Exploration Activities

No further expenditures are planned on this project and, as a result, for the fiscal year ended October 31, 2014, the Corporation recorded an impairment loss of $909,390 on the property

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person for the Misery Lake Property presented in this section of the AIF under National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the technical contents of this AIF relating to the Misery Lake Property and has approved the disclosure of the technical information contained herein relating to the Misery Lake Property.

RISK FACTORS

In the course of its business and affairs, the Corporation faces the following risks factors, several of which apply to a business involved in mineral exploration and development and most of which are beyond the Corporation’s control. As a result, the securities of the Corporation must be considered as speculative. The following risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

Risks Related to the Business

Exploration and development

Resource exploration and development is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration and development programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration and development efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

Any figures for mineral resources contained or incorporated by reference in this AIF are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No assurance of commercially-mineable bodies of ore

All of the Corporation’s properties, excluding the Strange Lake Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially-mineable (or viable) ore body exists on any of the Corporation’s properties. There is no certainty that any expenditure made in the exploration and development of the Corporation’s properties will result in discoveries of commercially-recoverable quantities of ore. Such assurance will require completion of final comprehensive-feasibility studies and, possibly, further associated exploration and development and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Corporation will be required to raise substantial additional funds.

Environmental factors

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental legislation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Dependence on future financings

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration and development programs on its properties. There is no assurance that these exploration and development activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development plans.

Absence of profitability

Since incorporation, the Corporation has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Corporation has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Corporation has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Title to mineral exploration properties

The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed or otherwise claimed, including claims with respect to aboriginal land title. While the

Corporation has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is no guarantee that title to the Corporation’s properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal people, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operation. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation’s profitability.

Dependence on key personnel

The Corporation’s success is highly dependent upon the performance of key personnel working in management, supervisory and administrative capacities or as consultants. Given the increased activity in the resources area, there is intense competition for skilled mining personnel. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Corporation and its business and results of operations.

Reliance on independent contractors

The Corporation’s success depends to a significant extent on the performance and continued service of independent contractors. The Corporation will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Corporation and its business and results of operations and could result in failure to meet its business objectives.

Potential profitability dependent on factors beyond the Corporation’s control

The potential profitability of any of the Corporation’s current or future properties will be dependent upon many factors beyond its control. For example, world prices of and markets for rare earth metals and minerals are unpredictable, highly volatile, potentially subject to governmental interference, expectations of inflation, levels of supply and demand, pegging and/or controls, currency-exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods, and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways that the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations could have an impact on profitability or eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Corporation’s financial performance.

An estimated 97% of the market for rare earth metals is currently controlled by China. Due to the establishment by China of strict controls on REE mining, production and export in order to maximize its own use of the resources, the global REE industry has experienced fundamental changes in the last few years, the most fundamental being the shifting from an oversupplied market to a demand-shortage market.

During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth metal producers ceasing their operations and almost exclusive reliance on Chinese supplies. With curbing exports from China and continued growth demand elsewhere, particularly in Japan, South Korea, Taiwan, Europe and the United States, great concern has been caused by this supply-demand deficit. There is no assurance that China will adhere to the announced production and export limits in the future and that this supply-demand deficit will last on a mid-term or long-term basis. A decision from China to increase exports in the future and a shifting from a demand-shortage market to an oversupplied market could materially affect the Corporation’s future financial performance.

Regulations and mining law, governmental regulation

Mining operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with, or would postpone, the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Corporation has an interest will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production, price controls and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Corporation’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Corporation has an interest. To the extent such approvals are required and not obtained, the Corporation’s planned exploration, development and production activities may be delayed, curtailed or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Corporation, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Corporation’s operations and prospects.

Mineral claims subject to surface rights

The land covered by the claims comprising the Strange Lake Property is situated within the Province of Québec. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Corporation may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner’s property during the course of exploration and development.

Required permits and licenses

The Corporation’s operations may sometimes require licenses and permits from various governmental authorities. The Corporation believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Corporation will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

Permission from native people

As the Corporation may in future require an ore pipeline and port on land controlled by the Labrador Inuit, it may be necessary for the Corporation to obtain permission from the Labrador Inuit to construct and operate any such project. There can be no assurances that the Corporation will be able to obtain such permission, to the extent required.

Pipeline technological challenges

It may be necessary for the Corporation to construct and operate an overland pipeline, which may constitute a technological challenge due to the cold climate of the region. The Corporation believes that technology exists to build and operate overland pipelines in cold regions. However, no assurances can be given in this regard.

Competitive nature of the mining industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining exploration companies and with mining companies, many of which have greater financial resources than does the Corporation, for the acquisition of mineral claims, leases and other mineral interests, access to financing as well as for the recruitment and retention of qualified employees and other personnel.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Operating hazards and risks

Mineral exploration and development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all of the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration and development programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Insurance

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Corporation’s securities.

The Corporation is not currently insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and development and production) has not been generally available to companies within the industry. The Corporation will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Corporation’s available funds or could exceed the funds that the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Conflicts of interest

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its stakeholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Risks Related to the Market

Volatility of share prices

Share prices are subject to changes because of numerous factors beyond the Corporation’s control, including reports of new information, changes in the Corporation’s financial situation, the sale of the Corporation’s common shares in the market, the Corporation’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Corporation or any of its competitors concerning results. There is no guarantee that the market price of the Corporation’s common shares will be protected from any such fluctuations in the future.

Further equity financing

The Corporation will require additional funds to fund further exploration and development. If the Corporation raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Corporation’s shareholders.

No dividends

The Corporation has not paid any dividends on its common shares. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

DIVIDEND POLICY

The Corporation’s policy is to retain earnings, if any, in order to finance future growth. The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Common Shares

The holders of the Corporation’s common shares are entitled to: (i) one vote per share at all meetings of shareholders; (ii) receive any dividend declared by the Corporation on the common shares; and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, receive the remaining property of the Corporation upon dissolution, liquidation or winding up.

As at January 27, 2015, 78,829,196 common shares of the Corporation were issued and outstanding.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of preferred shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation. The directors of the Corporation will, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series, including, without limitation, dividends, redemption and conversion rights. No preferred shares will entitle holders thereof to vote at any meeting of shareholders, except as provided pursuant to the Canada Business Corporations Act. In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the preferred shares of each series will receive, on a parity basis and before any distribution of the assets of the Corporation is made among the holders of the Corporation’s common shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid.

As at January 27, 2015, no preferred shares of the Corporation were issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol “QRM”. The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the Toronto Stock Exchange during the fiscal year ended October 31, 2014:

		Price range
Year	Month	High	Low	Volume
2013	November	$0.82	$0.42	2,750,700
	December	0.55	0.43	2,321,900
2014	January	0.60	0.45	2,897,000
	February	0.57	0.47	1,783,700
	March	0.77	0.52	3,413,600
	April	0.58	0.48	1,242,200
	May	0.50	0.42	854,187
	June	0.455	0.275	4,030,598
	July	0.345	0.225	6,025,095
	August	0.24	0.205	1,013,031
	September	0.22	0.15	2,072,969
	October	0.18	0.15	878,145

The following table sets out the monthly price and volume of trading for the common shares of the Corporation on NYSE MKT during the fiscal year ended October 31, 2014:

		Price range
Year	Month	High		Low		Volume
2013	November	US$	0.81	US$	0.42	318,161
	December		0.54		0.41	444,988
2014	January		0.55		0.42	635,508
	February		0.52		0.42	612,763
	March		0.71		0.47	788,028
	April		0.53		0.43	204,559
	May		0.447		0.38	1,260,371
	June		0.43		0.25	1,222,909
	July		0.3299		0.2101	8,272,579
	August		0.228		0.18	3,232,841
	September		0.21		0.1383	2,143,583
	October		0.1599		0.1303	1,842,149

Prior Sales

Stock Options

The following table sets out details of all stock options granted by the Corporation during the fiscal year ended October 31, 2014 under the Corporation’s 2012 Stock Option Plan:

Date of grant	Number of options	Exercise price	Expiry date

January 13, 2014	75,000	$0.49	January 13, 2019

February 5, 2014	175,000	$0.49	February 5, 2019

February 27, 2014	255,000	$0.54	February 27, 2019

May 1, 2014	150,000	$0.51	May 1, 2019

October 1, 2014	100,000	$0.17	October 1, 2019

Warrants and Compensation Options

The following table sets out details of all common share purchase warrants issued by the Corporation during the fiscal year ended October 31, 2014:

Date of Issuance	Type of Security	Number of Securities	Exercise Price	Expiry Date

July 17, 2014(1)	Common share purchase warrants	11,025,485	$0.40	July 17, 2017

July 17, 2014(1)	Compensation options	613,008	$0.27	July 17, 2016

(1)	Issued pursuant to the public offering of the Corporation that closed on July 17, 2014.

Deferred Share Units

The following table sets out details of all deferred share units issued by the Corporation during the fiscal year ended October 31, 2014 under the Corporation’s Deferred Share Unit Plan:

Date of grant	Number of deferred share units

January 13, 2014	150,000

May 1, 2014	25,000

Restricted Share Units

The following table sets out details of all restricted share units issued by the Corporation during the fiscal year ended October 31, 2014 under the Corporation’s Restricted Share Unit Plan:

Date of grant	Number of deferred share units

January 13, 2014	110,000

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at October 31, 2014, to the Corporation’s knowledge, none of the Corporation’s securities were in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following information sets out, for each director and executive officer of the Corporation, his name, province and country of residence, the positions and offices in the Corporation currently held by that individual, the period during which such individual has served as a director of the Corporation and that individual’s principal occupation during the past five years:

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years

Peter J. Cashin(4) Ontario, Canada	President, Chief Executive Officer and Director	2007	President and Chief Executive Officer of the Corporation

Pierre Lortie Québec, Canada	Chairman of the Board of Directors	2014	Senior Business Advisor Dentons (law firm)

Ronald Kay(1)(2)(3)(4) Québec, Canada	Director	2007	Business Executive Chief Financial Officer of the Corporation from June 6, 2007 to January 3, 2011 Vice-President(5) Freewest Resources Canada Inc. (mining exploration company)

John Panneton(1)(2)(3)(4) Ontario, Canada	Director	2011

Retired Business Executive since December 2010

Prior thereto, Vice-Chairman Dundee Capital Markets (full-service investment bank)

From 2008 to 2010, Executive Vice-President Dundee Wealth (wealth management firm)

Michael Pesner, CPA, CA(1)(2)(3)(4) Québec, Canada	Director	2007	President Hermitage Canada Finance Inc. (financial advisory services company)

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years

George Potter(1)(2)(4) Ontario, Canada	Director	2011	Retired Mining Executive since March 2011 Prior thereto, Senior Vice-President Capital Projects Barrick Gold Corporation (gold mining company)

Neil Wiener Québec, Canada	Director and Secretary	2007	Partner Fasken Martineau DuMoulin LP (law firm) since February 2014 Prior thereto, Partner Heenan Blaikie LLP (law firm)

Mark Schneiderman,CPA, CA, CFE Québec, Canada	Chief Financial Officer	—

Chief Financial Officer of the Corporation since January 3, 2011

Treasurer of the Corporation from April 24, 2008 to January 3, 2011

Chief Financial Officer(6) Freewest Resources Canada Inc. (mining exploration company)

Dr. Dirk Naumann(7) Ontario, Canada	Executive Vice-President, Development	—	President Juniper Associates Ltd. (mining consulting company)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical Committee.
(5)	Ronald Kay was a Vice-President of Freewest Resources Canada Inc. (“Freewest”) until its acquisition by Cliffs Natural Resources Inc. on January 27, 2010.
(6)	Mark Schneiderman was appointed Chief Financial Officer of Freewest on April 26, 2007. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.
(7)	Dr. Dirk Naumann was appointed Vice-President, Development of the Corporation on May 24, 2013.

Each director serves as a director until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

As of January 27, 2015, the directors and executive officers of the Corporation, as a group, beneficially own or otherwise exercise control or direction over, directly or indirectly, an aggregate of 2,004,682 common shares of the Corporation, representing 2.54% of the issued and outstanding common shares of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is, as at the date of this AIF, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

No director or executive officer of the Corporation or any shareholder holding a sufficient number of common shares of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this AIF, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of: Michael Pesner, who was until May 25, 2011 a director of Prestige Telecom Inc., which filed in November 2011 a notice of intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada), which proposal was accepted by the creditors on March 12, 2012 and for which a Final Order from the Québec Superior Court was obtained on March 28, 2012;
(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Corporation.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may enter into transactions with the Corporation or participate in ventures with the Corporation, the directors and officers of the Corporation may have conflicts of interest. In the event that such conflict of interest arises, a director who has such a conflict will abstain from voting with respect to any such transaction or venture at all meetings of the Corporation’s Board of Directors.

INFORMATION ON THE AUDIT COMMITTEE

1.	Charter of the Audit Committee

The charter of the Audit Committee is annexed to this AIF as Schedule A.

2.	Composition of the Audit Committee

The Audit Committee is comprised of Michael Pesner (chairman), Ronny Kay, John Panneton and George Potter. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner, Ronny Kay, John Panneton and George Potter are independent members of the Audit Committee.

The Board of Directors has determined that each of the four members of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.

Michael Pesner, CPA, CA, has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a partner in financial advisory services at KPMG LLP, Chartered Professional Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Concordia University. Mr. Pesner is also a Chartered Professional Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Richmont Mines Inc., a company listed on NYSE MKT and the Toronto Stock Exchange, Le Château Inc., a company listed on the Toronto Stock Exchange, Alexandria Minerals Corporation, Liquid Nutrition Group Inc., Canamex Resources Corp. and WizWi Corporation, four companies listed on the TSX Venture Exchange, Bitumen Capital Inc., a capital pool company listed on the NEX trading board of the TSX Venture Exchange, and Nutritional High International Inc., a corporation that is not on a stock exchange.

Ronny Kay is a metallurgical engineer with 40 years’ experience in the financial industry. Mr. Kay holds an MBA degree from McGill University. Mr. Kay’s positions in the industry include senior mining analyst as well as consultant to several major brokerage companies. He is the author of major reports on the uranium industry. Mr. Kay was the president of the general partner of six limited partnerships that raised more than $50 million for mining companies, including Aur Resources Inc., and the chairman of a general partner of a limited partnership that raised approximately $5 million for exploration and development for oil and gas companies. Mr. Kay was Vice-President and a director of Freewest Resources Canada Inc., a company listed on the TSX Venture Exchange, at the time of its sale to Cliffs Natural Resources Inc. in January 2010 for approximately $239 million. Mr. Kay was Chief Financial Officer of Quest until January 3, 2011.

John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.

George Potter is a senior mining executive with more than 36 years of international experience in project development and operations. Mr. Potter has had significant exposure to multi-element projects in various parts of the world, including Canada, the United States, Chile, Argentina, Peru, Australia, the Dominican Republic, Ghana, Tanzania, Guinea, South Africa and Zimbabwe. Most recently, Mr. Potter served as Senior Vice-President Capital Projects of Barrick Gold Corporation, where he played a leadership role in the construction of the Veladero, Lagunas Norte, Cowal, Tulawaka and Buzwagi projects. He was also involved in the Placer Dome acquisition and was responsible for the development of the Barrick project pipeline, that included early-stage projects such as Pueblo Viejo, Pascua Lama, Cero Casale, Donlin Creek, Reko Diq and Kabanga. Prior to joining Barrick Gold Corporation, Mr. Potter was Managing Director Capital Projects of AngloGold Ashanti, where he was involved in a number of development projects from 1993 to 2004, including Siguiri, Geita, Bibiani and Obuasi. His experience also includes projects with Barlow Rand (1983 to 1993) and Rio Tinto (1975 to 1983). Mr. Potter holds a diploma from the Bulawayo School of Mines, Zimbabwe.

4.	Pre-approval Policies and Procedures for Audit Services

According to the Charter of the Audit Committee, the Audit Committee must pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.

5.	External Auditor Fees

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, accounting consultations, and related matters. Ernst & Young LLP, the Corporation’s external auditors, billed the Corporation $148,721 in audit fees in the fiscal year ended October 31, 2014 and billed the Corporation $94,950 in audit fees in the fiscal year ended October 31, 2013.

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit and which are not reported under “Audit Fees” above. Ernst & Young LLP, the Corporation’s external auditors, did not bill the Corporation for audit-related fees in the fiscal year ended October 31, 2014 and billed the Corporation $10,508 for audit-related fees in the fiscal year ended October 31, 2013.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Ernst & Young LLP, the Corporation’s external auditors, billed the Corporation $117,740 in tax fees in the fiscal year ended October 31, 2014 and billed the Corporation $35,205 for tax fees in the fiscal year ended October 31, 2013.

(d) All Other Fees

“All other fees” consist of fees for services other than the audit fees, audit-related fees and tax fees described above. These services include, among other things, translation. Ernst & Young LLP, the Corporation’s external auditors billed the Corporation $36,028 in fees for other services in the fiscal year ended October 31, 2014 and did not bill the Corporation for other services in the fiscal year ended October 31, 2013.

6.	Reliance on Exemption

Notwithstanding that the Corporation is providing this information on the Audit Committee in this AIF, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110 with respect certain reporting obligations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.

During the fiscal year ended October 31, 2014, the Corporation was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation believes that, other than as may be set out in this AIF, no director or executive officer of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transaction which materially affected the Corporation or would materially affect the Corporation since the date of the Corporation’s incorporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Corporation are Computershare Investor Services Inc. at its principal offices in Montreal and Toronto and Computershare Trust Company, N.A. at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

During the fiscal year ended October 31, 2014, the Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business, with the exception of the following:

Agency Agreement

On July 9, 2014, the Corporation entered into an Agency Agreement (the “Agency Agreement”) with GMP Securities L.P., Desjardins Securities Inc., Maison Placements Canada Inc. and Jones, Gable and Company Limited (collectively, the “Agents”) pursuant to which the Agents agreed to distribute, on a best-efforts agency basis, subject to issuance by the Corporation, in accordance with the terms and conditions of the Agency Agreement, a minimum of 4,333,333 units and a maximum of 18,518,518 units at a price of $0.27 per unit, for gross proceeds to the Corporation of $1,170,000 in the event of a minimum offering and $5,000,000 in the event of a maximum offering. See “General Development of the Business – Three-Year History”. Each of the units was comprised of one common share and one common share purchase warrant. Each whole warrant entitles its holder, upon the payment of the exercise price of $0.40, to purchase one additional common share of the Corporation for a period of 36 months from the date of closing of the offering.

The Agency Agreement contained customary provisions including, among others, for the: (i) payment by the Corporation of a cash commission to the Agents in an amount equal to 6% of the gross proceeds of the offering; (ii) issuance by the Corporation of compensation options to the Agents, entitling the Agents to acquire additional units of the Corporation in a number equal to 6% of the total number of units issued and sold pursuant to the offering; and (iii) indemnification of the Agents upon the occurrence of certain events.

The public offering was completed on July 17, 2014 with the issuance and sale by the Corporation of 11,025,485 units at a price of $0.27 per unit, for gross proceeds to Quest of approximately $3 million. A copy of the Agency Agreement may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Warrant Indenture

On July 17, 2014, the Corporation entered into a warrant indenture with Computershare Trust Company of Canada providing for the administration of the warrants issued in the offering of the Corporation that closed on July 17, 2014.

INTERESTS OF EXPERTS

Ernst & Young LLP, are the external auditors who prepared the auditors’ report to the Corporation’s shareholders on the consolidated financial statements for the fiscal year ended October 31, 2014. Ernst & Young LLP, have advised the Corporation that they are independent in accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular dated March 12, 2014, prepared in connection with the Corporation’s annual meeting of shareholders held on April 17, 2014.

Additional information is provided in the Corporation’s audited financial consolidated statements and management’s discussion and analysis for the Corporation’s most recently-completed fiscal year, ended October 31, 2014.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	General

The Board of Directors of Quest Rare Minerals Ltd. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).

The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.

A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.

3.	Meetings

The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.

The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.

A quorum for any meeting shall be two members of the Audit Committee.

The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.

4.	Committee Charter

The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.

5.	Duties of the Audit Committee

The Audit Committee shall have the following duties:

(a)	Oversight of Financial Information and Reporting

(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)	The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.

(b)	Relationship with External Auditors

The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.

(d)	Complaints Procedure

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(e)	Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(f)	Reporting

The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

(g)	Risk Oversight

The Audit Committee shall review periodically the Corporation’s processes for identifying the principal risks affecting the Corporation’s business and financial reporting, and shall meet periodically with management of the Corporation in order to review the Corporation’s major risk exposures and the measures taken by management to monitor and control such exposures. The Audit Committee may prepare written risk-management policies and guidelines for the Corporation, for consideration by the Board of Directors.

6.	Authority to Engage Independent Counsel and Advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.